OMB APPROVAL

                                                     OMB Number:  3235-0145
                                                     Expires: December 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)




                           The Recovery Network, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   75627A 10 2
                               ----------------------
                                 (CUSIP Number)


                                Page 1 of 4 pages

CUSIP No.   75627A 10 2         13G                        Page   2  of 4  Pages
            -----------                                         ----   ----


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George H. Henry

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)     |_|
                                                               (b)     |_|

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  440,850
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                   0
                            7      SOLE DISPOSITIVE POWER

                                   440,850
                            8      SHARED DISPOSITIVE POWER

                                   0

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       440,850

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.6%

12     TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 4 pages

         Except as to Items 4 and 5, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

Item 4.           Ownership.  As of December 31, 1998:

                  (a)      Amount beneficially owned:

                           440,850 shares. Includes: (i) 164,582 shares of common stock, par value $.01 per share ("Common Stock"), issuable upon exercise of stock options, of which 12,915 may be purchased at $5.00 per share, 101,667 may be purchased at $1.56 per share and 50,000 may be purchased at $1.63 per share; and (ii) 62,500 shares of Common Stock, issuable upon exercise of warrants to purchase Common Stock at $5.50 per share. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the foregoing includes options that were exercisable on or within 60 days of December 31, 1998.

                  (b)      Percent of Class:

                           5.6%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:

                                    440,850

                           (ii) shared power to vote or direct the vote:

                                    None

                           (iii) sole power to dispose or direct the disposition
                                 of:

                                    440,850

                           (iv)  shared   power  to    dispose   or  direct  the
                                 disposition of:

                                    None


                                Page 3 of 4 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                              February 2, 1999
                                                           ---------------------
                                                                      Date


                                                            /s/ George H. Henry
                                                           ---------------------
                                                                  Signature


                                                               George H. Henry
                                                           ---------------------
                                                                  Name/Title


          Note. Six Copies of this statement, including all exhibits, should be filed with the Commission.

          Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).






SEC 1745 (2-95)
                                Page 4 of 4 pages